Sit Investment Associates
Mutual Funds Newsletter
Winter 2013

Sit Quality Income Fund

Sit Mutual Funds has added a new fixed-income investment product to its mutual fund family that now totals twelve Funds.

The Sit Quality Income Fund debuted on December 31, 2012. The Fund is a short-term, investment-grade, taxable bond fund that complements our other mutual fund products, offering diversity.

Sit Quality Income Fund's focus on high current income and safety of principal are objectives shared with all the Sit fixed-income mutual funds. The Firm's strategy places emphasis on income, which it believes is the primary driver of fixed-income returns over the long run.

The new Fund is managed by the same experienced professionals who have guided the Sit U.S. Government Securities Fund, which has enjoyed a successful 24-year history. The Funds' managers are Mike Brilley, Chief Fixed Income Officer, Bryce Doty, Senior Portfolio Manager, Mark Book, Portfolio Manager and Chris Rasmussen, Portfolio Manager.

The Sit Quality Income Fund's managers will invest in securities that provide high current income, relative to yields currently available in the market, with significant consideration of economic outlook, interest rate forecast, credit quality, yield, maturity, liquidity, and sector outlook.

To achieve its objectives, at least 50% of the Fund's assets will be invested in government securities, e.g. Treasuries and mortgage pass-through securities issued by government agencies such as the Government National Mortgage Association (GNMA or "Ginnie Mae"), the Federal National Mortgage Association (FNMA or "Fannie Mae"), and the Federal Home Loan Mortgage Corporation (FHLMC or "Freddie Mac"). The balance of the Fund's assets will be invested in investment-grade debt securities issued by corporations and municipalities, along with mortgage and other asset-backed securities. The Fund will have a minimum quality rating of "A".

Sit Quality Income Fund will be managed to have a duration of 0 to 2 years, which will make its price less vulnerable to rising interest rates. Duration is a measure of interest rate sensitivity. For example, a fund with a duration of 2 years would be expected to experience a decline in price of 2% if interest rates rise 1% and a rise in price of 2% if interest rates decline by 1% (bond prices move inversely to interest rates). Therefore, the lower the duration, the less sensitive a fund is to changes in interest rates. Although the Fund's duration will mean it is a shorter-term fund, its yield is expected to be approximately 1.5% to 2%, which is currently very close to the yield of the 10-year Treasury (1.76% as of December 31, 2012).

The Sit Quality Income Fund may be an attractive investment option for investors who desire current income with low interest rate risk and investment-grade securities. For more information on the Fund, contact an Investor Services Representative at 800-332-5580 or visit our website at www.sitfunds.com.

Sit Quality Income Fund - SQIFX

Index: Barclays 1-3 Year U.S. Government/Credit Index

Inception Date: December 31, 2012

Expense Ratio: 0.90%

Minimum Initial Investment: $5,000

Fund Portfolio Managers
Michael C. Brilley
Mark H. Book
Bryce A. Doty
Christopher M. Rasmussen


Investment Style
Duration
Short
Interm
Long
Quality
High
Mid
Low

Go Paperless!

Access your Sit Mutual Funds statements, prospectuses and other documents via our secure website(www.sitfunds.com), where documents are available three to five days sooner than through the mail.

Enroll via Account Access on our website. Just choose E-Delivery and select which documents you prefer to receive electronically. Please call an Investor Services Representative at 800-332-5580 if you need any assistance.

Investment Outlook and Strategy Summary *by Roger J. Sit - Chairman and President*



Congress passed legislation to temporarily patch most of the tax and spending items that were set to change materially on January 1st, 2013. While this brought some near-term clarity on tax rates, it put lawmakers in the more complicated position of negotiating a more permanent solution to the fiscal cliff while contending with the debt ceiling. As a result of these remaining policy risks, we expect the "subpar" economic recovery to continue and estimate 2013 GDP growth of 2.0%, representing a slight deceleration from 2012, as higher tax rates (payroll taxes, in particular) will likely have some negative impact on growth in the year ahead.

The U.S. economy generally has remained resilient, with the final estimate of third quarter 2012 real GDP growth revised upward to +3.1%. Consumer spending, by far the most important component of the GDP calculation, has remained a relatively steady contributor to growth. The labor market recovery has been stable but subpar, and residential housing appears to have bottomed and is now likely to contribute to economic growth more positively with each passing quarter.

Outside the U.S., Europe continues to be a key focal point for investors, as it appears that the region slipped into recession during the second half of 2012. With the health of the region's banking system posing significant downside risk, a key positive development was the European Central Bank's (ECB) steps to backstop peripheral Europe's bond markets and its desire, although highly complex to construct, to develop a regional banking union. This is a key factor supporting our belief in some economic stabilization in 2013. In addition, recent data points from developing economies point to better prospects in the year ahead. The Chinese economy appears to be reaccelerating modestly.

Equities

Despite the relatively strong performance of stocks in recent quarters, one cannot discount the numerous risks related to policy and the fragility of the economic conditions (particularly in Europe) that could threaten markets in 2013. While investors will remain on guard, we believe there are still many factors supportive of higher equity prices in the year ahead. First, valuations for stocks are not demanding, with the current price/earnings multiple for the S&P 500 at 14 times 2012 earnings, slightly below the 50-year average of 15 times. Second, the rate of inflation remains subdued and interest rates linger at very low levels, two factors that often pave the way for higher price to earnings multiples. Third, corporations continue to be flush with cash – over $2 trillion rests on corporate balance sheets – and companies are generating near-record levels of free cash flow. This "excess capital" can be put to work for shareholders in the form of higher dividends, share repurchases and accretive acquisitions. Finally, while the deceleration in virtually all economies outside the U.S. has pressured corporate earnings forecasts in recent quarters, this should be coming to an end, as data support a bottoming in the European region and a reacceleration in emerging economies (particularly China).

To balance the above positives with the potential for higher volatility, we believe it is prudent to remain diversified among sectors, with a bias towards those benefiting from the slow, but steady, improvement in economic conditions. Throughout the Sit Equity Funds, some favored sectors include technology, energy and capital goods. These areas should benefit from a step-up in growth in emerging markets and a cyclical improvement in capital spending in many regions of the world. Regardless of sector, however, our focus remains on firms that have strong balance sheets, free cash flow generation, and businesses that offer sustainable growth in a continued slow-growth macroeconomic backdrop.

In global portfolios, we have recently added to the allocation in Europe (although still an underweight to benchmarks), as valuations are attractive and economic conditions, as discussed, appear to have reached a bottom. Similarly, we have added to Japanese positions, as the government's new aggressive quantitative easing policies are likely to improve investor sentiment. Finally, we remain overweighted in key emerging economies, such as China and India, as these nations are rapidly becoming growth engines for the world and recent economic data has been encouraging.

Fixed Income

Bond market volatility, as well as bond yields, increased as year end approached, due to uncertainty about the approaching fiscal cliff and investors seeking to realize capital gains prior to possible tax rate increases.

Treasury yields on intermediate and long maturities both rose in the fourth quarter as a result of greater inflation concerns related to the Federal Reserve's bond buying programs. Yields on intermediate maturities ended the year lower, as the Fed's purchasing activities were concentrated in the 5-10 year maturity range. Yields on 30-year maturity U.S. Treasury Bonds ended the year at 2.95%, up +6 basis points from the 2011 year-end level.

The Barclays Aggregate Bond Index produced a positive return of +4.2% for 2012. Corporate bonds were the best performing sector during that period, while the U.S. Treasury sector was the worst.

We expect low short-term rates and slow growth as a result of the continuing debt ceiling debate, significant regulatory hurdles, and global budgetary concerns that hamper economic activity. We believe the massive amounts of monetary stimulus will ultimately put upward pressure on bond yields. As a result, we continue to position portfolios defensively for the eventual rise in rates. Additionally, we anticipate another downgrade of the U.S. government debt rating, so we are focusing on high-quality, liquid bonds that will benefit from heightened demand as investors' fears grow.

Long-term municipal yields reached year-to-date and long-term lows in early December as investors, in anticipation of higher income tax rates, sought to increase holdings of tax-exempt bonds. The tax-exempt yield curve continued to flatten in 2012 and is approaching its long-term average, as measured by the yield spread between 2-year and 30-year maturity AAA general obligation bonds. Credit spreads have continued to narrow, but remain attractive relative to historical averages. After two years of strong returns, we are cautious about maintaining extended portfolio durations. Nonetheless, we believe that structural factors will contribute to attractive performance from tax-exempts relative to other fixed income alternatives. Our investment strategy remains focused on income, which we believe is the primary source of return over longer periods of time. Diversification remains a key tenet in our strategy to help manage credit risk.

2012 Tax Information

Completed Federal Form	Information	Recipients in Tax Year 2012	Date Mailed to Shareholders
1099-DIV	Reports ordinary dividends, including qualified dividends and short-term and long-term capital gain distributions for taxable accounts.	Shareholders invested in Sit Mutual Funds that realized capital gains and dividend income in 2012: the U.S. Government Securities and Balanced Funds; and the Large Cap, Mid Cap, Developing Markets, International, Dividend (Class I and S) and Global Dividend (Class I and S) Growth Funds; Tax-Free and Minnesota Tax-Free Income Funds.	By 2/15/2013
1099-B	Reports exchange and redemption activity in non-IRA accounts.	Shareholders who made account transactions in any Sit Mutual Fund. IRA and retirement plan account activity is not included.	By 2/15/2013
1099-R	Reports withdrawals from retirement plan accounts and IRAs, including distributions, direct rollovers, conversions, recharacterizations and excess contributions. Also includes federal and state tax withholding, if any.	Shareholders who made account transactions, as described in box to the immediate left, in their retirement plan and IRA accounts.	By 1/31/2013
5498	Reports annual, rollover and conversion contributions and recharacterizations for Traditional, Roth, SEP and SIMPLE IRA accounts. Also includes the December 31 fair market value.	Shareholders who made account transactions, as described in box to the immediate left, in their IRA account.	By 5/31/2013

Retirement Plan Contribution Limits

The deadline for making a Traditional or Roth IRA contribution for the 2012 tax year is April 15, 2013. SEP IRA contributions must be made by your tax filing due date, plus extensions.

2012 IRA Contribution Limits		
	Under Age 50	50 or over
Traditional & Roth IRA	$5,000	$6,000
401(k)	$17,000	$22,500
SIMPLE IRA	$11,500	$14,000
SEP IRA	The lesser of 25% of income or $50,000	

2013 IRA Contribution Limits		
	Under Age 50	50 or over
Traditional & Roth IRA	$5,500	$6,500
401(k)	$17,500	$23,000
SIMPLE IRA	$12,000	$14,500
SEP IRA	The lesser of 25% of income or $51,000	

2012 Year-End Distributions

Mutual funds are required to distribute net realized capital gains and income each year. We paid these amounts on December 19th (to shareholders of record on December 18th). This year's distributions are provided in the box at the right.

The Sit Fixed Income Funds pay regular monthly income distributions, but did not pay a capital gain.

A Form 1099-DIV will be produced for all regular accounts (not IRAs) with Funds that will pay taxable capital gains or income. This form will not be produced for accounts with holdings in the Sit Mutual Funds that did not have any realized net capital gains or income.

The 2012 year-end distributions are also available on our website at www.sitfunds.com. You may also contact an Investor Services Representative at 1-800-332-5580 for this information.

2012 Sit Mutual Funds Distributions

Sit Mutual Fund	Short-Term Capital Gains	Amount Per Share Long-Term Capital Gains	Dividend Income*
Mid Cap Growth	$0.00	$0.37	$0.00
Large Cap Growth	$0.00	$3.66	$0.46
Small Cap Growth	$0.00	$0.00	$0.00
Balanced	$0.00	$0.00**	$0.06**
Developing Markets Growth	$0.00	$1.42	$0.06
International Growth	$0.00	$0.00	$0.24
Dividend Growth Class I	$0.01	$0.21**	$0.08**
Dividend Growth Class S	$0.01	$0.21**	$0.07**
Global Dividend Growth Class I	$0.00	$0.08**	$0.06**
Global Dividend Growth Class S	$0.00	$0.08**	$0.05**

*Dividends are estimated to be "qualified" for tax purposes, which means they are taxed at a maximum of 15%. Any portion of the dividends that are not considered qualified will be taxed at ordinary income tax rates. This information is subject to change without notice.

**The Sit Balanced, Dividend Growth, and Global Dividend Growth Funds pay dividends quarterly. This figure includes regular, quarterly dividends.

Note: Numbers are rounded to nearest cent. See your Form 1099-DIV for the exact distribution.

Sit Mutual Funds 2012 Performance

The following summarizes the Sit Mutual Funds' performance in 2012.

Sit U.S. Government Securities Fund +2.67%

Income from mortgage pass-through securities and collateralized mortgage obligations made up the majority of return for the portfolio. The Fund's yield advantage helped it outperform its benchmark, the Barclays Intermediate Government Bond Index, which was up +1.73% for the year.

Sit Tax-Free Income Fund +9.93%

A high level of income from overall holdings and strong price gains from revenue bonds in sectors such as transportation and utilities as well as from insured bonds helped propel returns for 2012. The Fund outperformed its benchmark, the Barclays 5-year Municipal Bond Index, by more than +6%. The 30-Day SEC yield for 12/31/2012 was 3.87%.

Sit Minnesota Tax-Free Income Fund +7.24%

Municipal securities continued with another strong year as price appreciation added a significant portion to the return, but income attributed the majority of the performance in 2012. The Fund's weightings in revenue bonds within the hospital/health care, education/student loan and single and multiple family housing sectors contributed greatly to returns. The 30-Day SEC yield as of December 31st, 2012 was 3.49%.

Sit Balanced Fund +9.95%

Performance was mainly attributed to the equity portion of the portfolio in 2012, although fixed-income holdings posted strong returns as well. Allocations to the utilities, retail trade and technology services sectors contributed heavily towards gains for the portfolio.

Sit Large Cap Growth Fund +13.96%

Positive returns from the Fund's allocation in technology services combined with the stock selections of Marathon Petroleum Corp. (+94.21%) and Gilead Sciences Inc. (+79.45%) in energy minerals and health technology sectors respectively, resulted in a solid annual return in the Fund.

Sit Mid Cap Growth Fund +18.36%

Stock selections in the retail trade sector contributed to the Fund's outperformance of its benchmark, the Russell Midcap Growth Index. Within that sector, holding lululemon athletica inc. (+63.37%) proved to be a strong holding. Amylin Pharmaceuticals Inc. had the greatest effect on performance (+172.23%) as it earned the top return for the Fund.

Sit Small Cap Growth Fund +14.40%

The Fund's performance was helped by its retail trade sector weighting, especially Ulta Salon Cosmetics & Fragrances Inc. (+53.06%). Holdings in the consumer durables sector such as Snap-On Inc. (+59.41%) turned in strong performance.

Sit Dividend Growth Class I +13.54%

The Fund's allocations to the producer manufacturing and consumer durables sectors contributed positively to the performance of the Fund. A couple of the strong performers in this portfolio were Home Depot Inc. (+50.34%) and Baxter International Inc. (+38.42%).

Sit Global Dividend Growth Fund Class I +13.61%

Performance of the Fund can largely be attributed to good stock selection in Spain and an underweight position in Japan. Two of the top holdings for the year that contributed heavily towards performance against the index were Munich Reinsurance Company (+54.01%) and SGS S.A. (+38.19%).

Sit International Growth Fund +18.79%

Strong stock selections in Japan led the portfolio to outperform its benchmark, the MSCI EAFE Growth Index. The Fund's weighting in Switzerland contributed heavily to performance, and a solid return from Spanish holding Industria de Diseno Textil S.A. (+72.29%) boosted performance as well.

Sit Developing Markets Growth Fund +11.08%

A significant weighting in the Philippines and Peru aided the performance of the Fund. Manila Water Co. Inc. (+80.18%) and Southern Copper Corp. (+40.81%), from these countries respectively, performed quite well as did the India holding ICICI Bank Ltd. ADS (+68.35%).

Sit Investment Associates
Sit Mutual Funds

3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
e-mail address: info@sitinvest.com
web site: www.sitfunds.com
(612) 334-5888 (800) 332-5580

Sit Investment Associates, Inc. was founded in July, 1981 in Minneapolis by Eugene C. Sit. That same year Sit Mutual Funds, a family of no-load mutual funds, was established.

Important Information

Sit U.S. Government Securities Fund

As of December 31, 2012

FUND PERFORMANCE (%)

		Annualized Returns						
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[(1)]	12-Month Dist. Rate[(1)]
U.S. Government Securities	**0.07**	**2.67**	**3.43**	**4.63**	**4.12**	**6.23**	**1.66**	**1.84**
Barclays Interm. Gov't Index	0.03	1.73	4.25	4.51	4.10	6.39		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
U.S. Government Securities	**1.19**	**3.35**	**2.49**	**4.13**	**6.92**	**5.13**	**7.78**	**4.91**	**2.72**	**2.67**
Barclays Interm. Gov't Index	2.29	2.33	1.68	3.84	8.47	10.43	-0.32	4.98	6.08	1.73

PORTFOLIO SECTOR ALLOCATION (%)

CMO	45.1
FNMA Pass-Through	26.7
FHLMC Pass-Through	12.3
GNMA Pass-Through	6.3
U.S. Treasury/Federal Agency	3.9
Asset-Backed	2.0
Cash & Other Net Assets	3.7

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$1,738.4
Average Maturity:	21.3 Years
Effective Duration:	2.1 Years

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 44 years
Mark H. Book, CFA, 25 years
Bryce A. Doty, CFA, 22 years

FUND DETAILS

Ticker:	SNGVX
CUSIP:	829800-10-1
Inception Date:	6/2/87
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays Intermediate Government Index** is a sub-index of the Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Barclays Government Bond Index is an Index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Sit Tax-Free Income Fund

As of December 31, 2012

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 44 years
Debra A. Sit, CFA, 30 years
Paul A. Jungquist, CFA, 18 years

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

	Annualized Returns							
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
Tax-Free Income	**1.05**	**9.93**	**7.65**	**5.17**	**3.97**	**5.50**	**3.87**	**4.23**
Barclays 5-Year Muni Index	-0.21	2.97	4.42	5.28	4.26	5.67		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
Tax-Free Income	**2.87**	**3.96**	**3.30**	**3.54**	**0.26**	**-15.77**	**22.42**	**2.49**	**10.73**	**9.93**
Barclays 5-Year Muni Index	4.13	2.72	0.95	3.34	5.15	5.78	7.40	3.40	6.93	2.97

PORTFOLIO SECTOR ALLOCATION (%)

Single Family Mortgage	17.1
Multi Family Mortgage	16.2
Other Revenue	14.6
Education/Student Loan	12.0
Hospital / Health Care	9.4
Insured	6.3
General Obligation	6.2
Closed-End Mutual Funds	5.9
Sectors Less Than 5.0%	11.1
Cash and Other Net Assets	3.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$175.6
Tax-Equivalent Yield:	5.95%
Average Maturity:	17.8 Years
Duration to Estimated Avg. Life:	6.1 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Tax-equivalent yield** is based on the 30-Day SEC Yield at a federal tax rate of 35.0%. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Sit Minnesota Tax-Free Income Fund

As of December 31, 2012

FUND PERFORMANCE (%)

		Annualized Returns						
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
Minnesota Tax-Free Income	**0.83**	**7.24**	**6.98**	**5.93**	**4.80**	**5.17**	**3.49**	**3.76**
Barclays 5-Year Muni Bond Index	-0.21	2.97	4.42	5.28	4.26	4.93		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
Minnesota Tax-Free Income	**4.42**	**3.68**	**4.44**	**4.92**	**1.04**	**-10.75**	**22.04**	**3.18**	**10.64**	**7.24**
Barclays 5-Year Muni Index	4.13	2.72	0.95	3.34	5.15	5.78	7.40	3.40	6.93	2.97

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	18.5
Hospital / Health Care	17.2
Single Family Mortgage	12.8
Education/Student Loan	11.2
Other Revenue	9.1
Utility	5.8
Municipal Lease	4.1
Insured	3.5
Sectors Less Than 3.0%	8.7
Cash and Other Net Assets	9.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$393.5
Tax-Equivalent Yield:	5.83%
Average Maturity:	14.6 Years
Duration to Estimated Avg. Life:	4.2 Years

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Michael C. Brilley, 44 years
Debra A. Sit, CFA, 30 years
Paul A. Jungquist, CFA, 18 years

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Tax-equivalent yield** is based on the 30-Day SEC Yield at a federal tax rate of 35.0%. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Income from tax-exempt funds may be subject to state and local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.

Sit Balanced Fund

As of December 31, 2012

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

FIXED-INCOME INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 22 years
Bryce A. Doty, CFA, 22 years
John M. Bernstein, CFA, 20 years

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	**-0.49**	**9.95**	**7.43**	**2.22**	**6.42**	**6.35**
S&P 500® Index	-0.38	16.00	10.87	1.66	7.10	8.11
Barclays Aggregate Bond Index	0.21	4.22	6.19	5.95	5.18	6.16

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
Balanced	**19.20**	**9.22**	**7.51**	**7.88**	**10.52**	**-26.88**	**23.12**	**10.51**	**2.04**	**9.95**
S&P 500® Index	28.68	10.88	4.91	15.80	5.50	-37.00	26.47	15.06	2.11	16.00
Barclays Aggregate Bond Index	4.10	4.34	2.43	4.33	6.97	5.24	5.93	6.54	7.84	4.22

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Apple, Inc.	2.4
Chevron Corp.	1.9
International Business Machines Corp.	1.8
Google, Inc.	1.5
Qualcomm, Inc.	1.5

Bonds

Company Name	% of Net Assets
U.S. Treasury Strip, 3.09%, 8/15/20	2.0
Pacific Bell Telephone, 7.13%, 3/15/26	0.8
GNR 2005-74 HA, 7.50%, 9/16/35	0.8
Continental Airlines, 9.00%, 7/8/16	0.8
Procter & Gamble ESOP, 9.36%, 1/1/21	0.8

PORTFOLIO ALLOCATION (%)

Stocks	61.6
Bonds	34.3
Cash and Other Net Assets	4.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$12.3
Number of Holdings:	173

Sit Large Cap Growth Fund

As of December 31, 2012

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	**-1.69**	**13.96**	**7.89**	**1.18**	**7.55**	**9.46**
Russell 1000® Growth Index	-1.32	15.26	11.35	3.12	7.52	10.43

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
Large Cap Growth	**26.34**	**12.79**	**9.59**	**9.54**	**14.14**	**-34.10**	**28.14**	**10.79**	**-0.53**	**13.96**
Russell 1000® Growth Index	29.76	6.30	5.27	9.08	11.81	-38.44	37.21	16.71	2.64	15.26

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Apple, Inc.	6.5	Philip Morris International, Inc.	2.1
International Business Machines Corp.	4.0	Coca-Cola Co.	2.1
Google, Inc.	3.7	PepsiCo, Inc.	2.0
Oracle Corp.	2.5	McDonald's Corp.	1.8
Qualcomm, Inc.	2.4	Chevron Corp.	1.8
		Total	28.9

PORTFOLIO SECTOR ALLOCATION (%)

Electronic Technology	18.5
Technology Services	14.5
Consumer Non-Durables	10.5
Health Technology	10.5
Retail Trade	10.1
Producer Manufacturing	8.9
Finance	3.8
Consumer Services	3.6
Sectors Less Than 3.6%	18.7
Cash and Other Net Assets	0.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$203.2
Number of Holdings:	82
Wtd. Avg. Market Cap (Billions):	107.9
Median Market Cap (Billions):	37.8
Turnover Rate:	6.2 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 22 years
Ronald D. Sit, CFA, 28 years
Michael J. Stellmacher, CFA, 20 years

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Sit Mid Cap Growth Fund

As of December 31, 2012

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 22 years
Kent L. Johnson, CFA, 24 years
Robert W. Sit, CFA, 20 years

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Mid Cap® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell Mid Cap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	**2.50**	**18.36**	**12.03**	**0.83**	**9.75**	**11.59**
Russell Midcap® Growth Index	1.69	15.81	12.91	3.23	10.32	n/a

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 12/31/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
Mid Cap Growth	**38.51**	**17.02**	**15.27**	**9.56**	**18.87**	**-45.34**	**35.59**	**27.10**	**-6.53**	**18.36**
Russell Midcap® Growth Index	42.71	15.48	12.10	10.65	11.44	-44.32	46.29	26.38	-1.65	15.81

TOP TEN HOLDINGS

Company Name	% of Net Assets
TJX Cos., Inc.	2.3
ANSYS, Inc.	2.2
Ecolab, Inc.	2.0
Cognizant Technology Solutions Corp.	2.0
Flowserve Corp.	2.0

Company Name	% of Net Assets
Ulta Salon Cosmetics & Fragrance, Inc.	1.8
Iconix Brand Group, Inc.	1.8
Trimble Navigation, Ltd.	1.7
Dunkin' Brands Group, Inc.	1.7
CF Industries Holdings, Inc.	1.7
Total	19.3

PORTFOLIO SECTOR ALLOCATION (%)

Producer Manufacturing	12.0
Technology Services	10.4
Retail Trade	10.2
Health Technology	9.0
Process Industries	8.4
Electronic Technology	8.1
Finance	7.8
Consumer Non-Durables	5.6
Sectors Less Than 5.5%	27.2
Cash and Other Net Assets	1.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$142.9
Number of Holdings:	87
Wtd. Avg. Market Cap (Billions):	$12.3
Median Market Cap (Billions):	$8.5
Turnover Rate:	10.0 %

Sit Small Cap Growth Fund

As of December 31, 2012

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	**1.36**	**14.40**	**13.26**	**1.97**	**9.34**	**10.30**
Russell 2000® Growth Index	0.45	14.59	12.82	3.49	9.80	6.55

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
Small Cap Growth	**34.57**	**6.79**	**18.52**	**7.99**	**20.43**	**-42.96**	**33.06**	**27.28**	**-0.23**	**14.40**
Russell 2000® Growth Index	48.53	14.31	4.15	13.34	7.05	-38.54	34.47	29.09	-2.91	14.59

TOP TEN HOLDINGS

Company Name	% of Net Assets
Ultimate Software Group, Inc.	2.7
Gulfport Energy Corp.	2.4
Alexion Pharmaceuticals, Inc.	2.2
ANSYS, Inc.	2.1
Tupperware Brands Corp.	2.0

Company Name	% of Net Assets
Polaris Industries, Inc.	1.9
Snap-On, Inc.	1.9
Dunkin' Brands Group, Inc.	1.9
Iconix Brand Group, Inc.	1.9
Affiliated Managers Group, Inc.	1.8
Total	21.0

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	13.0
Technology Services	11.6
Producer Manufacturing	10.6
Finance	9.6
Retail Trade	7.2
Consumer Non-Durables	7.1
Electronic Technology	7.1
Consumer Durables	6.9
Sectors Less Than 6.0%	25.5
Cash and Other Net Assets	1.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$78.5
Number of Holdings:	82
Wtd. Avg. Market Cap (Billions):	$4.9
Median Market Cap (Billions):	$3.3
Turnover Rate:	11.9 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

- Roger J. Sit, 22 years
- Kent L. Johnson, CFA, 24 years
- Robert W. Sit, CFA, 20 years
- Michael J. Stellmacher, CFA, 21 years

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

The Fund invests in small-cap stocks, which involve additional risks such a limited liquidity and greater volatility.

Sit Dividend Growth Fund

As of December 31, 2012

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE


Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 22 years
Kent L. Johnson, CFA, 24 years
Michael J. Stellmacher, CFA, 21 years

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
Class I Shares	**-0.07**	**13.54**	**10.94**	**3.84**	**7.73**	**1.84**	**1.76**
S&P 500® Index	-0.38	16.00	10.87	1.66	4.93		
Class S Shares	**-0.12**	**13.23**	**10.65**	**n/a**	**6.10**	**1.59**	**1.53**
S&P 500 Index	-0.38	16.00	10.87	n/a	3.63		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
Class I Shares	**10.91**	**9.41**	**18.29**	**12.89**	**-29.60**	**25.59**	**16.43**	**3.29**	**13.54**
Class S Shares	**n/a**	**n/a**	**n/a**	**12.56**	**-29.77**	**25.25**	**16.19**	**2.98**	**13.23**
S&P 500 Index	10.88	4.91	15.80	5.50	-37.00	26.47	15.06	2.11	16.00

TOP TEN HOLDINGS

Company Name	% of Net Assets
Chevron Corp.	3.3
International Business Machines Corp.	2.7
Verizon Communications, Inc.	2.4
PepsiCo, Inc.	2.1
Procter & Gamble Co.	2.0

Company Name	% of Net Assets
Occidental Petroleum Corp.	1.9
JPMorgan Chase & Co.	1.9
Pfizer, Inc.	1.9
Qualcomm, Inc.	1.8
Johnson & Johnson	1.7
Total	21.8

PORTFOLIO SECTOR ALLOCATION (%)

Finance	14.5
Health Technology	10.7
Electronic Technology	9.9
Consumer Non-Durables	9.7
Producer Manufacturing	9.1
Energy Minerals	8.9
Retail Trade	6.2
Technology Services	5.0
Sectors Less Than 4.0%	23.5
Cash and Other Net Assets	2.5

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$687.8
S Share Assets (Millions):	$114.4
Number of Holdings:	89
Wtd. Avg. Market Cap (Billions):	$81.0
Median Market Cap (Billions):	$27.6
Turnover Rate:	16.1 %

Sit Global Dividend Growth Fund

As of December 31, 2012

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	Annualized Returns: Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
Class I Shares	**1.49**	**13.61**	**9.27**	**1.75**	**1.91**
Class S Shares	**1.44**	**13.35**	**9.00**	**1.50**	**1.67**
Composite Index	2.36	16.64	5.94		
S&P 500® Index	-0.38	16.00	7.22		
MSCI EAFE Index	6.57	17.32	3.79		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2008*	2009	2010	2011	YTD 2012
Class I Shares	**-5.25**	**24.65**	**11.58**	**-2.58**	**13.61**
Class S Shares	**-5.31**	**24.40**	**11.32**	**-2.89**	**13.35**
Composite Index	-21.11	28.67	12.21	-3.78	16.64
S&P 500 Index	-21.94	26.47	15.06	2.11	16.00
MSCI EAFE Index	-19.95	31.78	7.75	-12.14	17.32

*Due to the Fund's inception date of 9/30/08, the 2008 calendar year returns of the Fund and its benchmarks reflect performance since 9/30/08.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	12.9
Energy Minerals	10.4
Health Technology	10.1
Consumer Non-Durables	9.1
Producer Manufacturing	8.7
Retail Trade	7.6
Electronic Technology	6.4
Communications	4.4
Sectors Less Than 4.2%	26.4
Cash and Other Net Assets	4.0

PORTFOLIO COUNTRY ALLOCATION (%)

United States	58.6
United Kingdom	13.0
Switzerland	5.1
Australia	3.2
Ireland	3.0
Canada	2.2
Japan	2.0
Norway	1.4
7 Countries Less Than 1.4%	7.5
Cash and Other Assets	4.0

TOP TEN HOLDINGS

Company Name	% of Net Assets
Centrica, PLC	2.9
Chevron Corp.	2.6
Royal Dutch Shell, PLC, ADR	2.4
Verizon Communications, Inc.	2.2
Rogers Communications, Inc.	2.2
GlaxoSmithKline, PLC, ADR	2.2
Covidien, PLC	2.0
BHP Billiton, Ltd., ADR	2.0
McDonald's Corp.	2.0
SGS SA	1.9
Total	12.3

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$12.1
S Share Assets (Millions):	$2.5
Number of Holdings:	78
Wtd. Avg. Market Cap (Billions):	$85.8
Median Market Cap (Billions):	$51.5
Turnover Rate:	12.6 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of a composite index (comprised of 60% S&P 500® Index and 40% MSCI EAFE Index) and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 22 years
Kent L. Johnson, CFA, 24 years
Raymond E. Sit, 20 years
Michael J. Stellmacher, CFA, 21 years
Tasha M. Murdoff, 16 years

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.25%	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **MSCI EAFE Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. The Composit Index is comprised of 60% S&P 500 Index and 40% MSCI EAFE Index. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit International Growth Fund

As of December 31, 2012

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 22 years

Tasha M. Murdoff, 17 years

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI EAFE Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	**6.75**	**18.79**	**5.08**	**-4.01**	**6.42**	**3.87**
MSCI EAFE Growth Index	5.77	16.86	4.85	-3.09	7.77	3.73

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
International Growth	**28.70**	**12.97**	**14.67**	**18.19**	**16.08**	**-44.99**	**27.65**	**9.51**	**-10.80**	**18.79**
MSCI EAFE Growth Index	31.99	16.12	13.28	22.33	16.45	-42.70	29.36	12.25	-12.11	16.86

PORTFOLIO SECTOR ALLOCATION (%)

Finance	15.1
Producer Manufacturing	13.1
Consumer Non-Durables	11.7
Health Technology	9.8
Energy Minerals	8.0
Electronic Technology	5.1
Non-Energy Minerals	4.9
Consumer Durables	4.2
Sectors Less Than 4.1%	24.9
Cash and Other Net Assets	3.2

PORTFOLIO COUNTRY ALLOCATION (%)

United Kingdom	24.0
Switzerland	14.0
Japan	10.7
Australia	6.5
Germany	6.0
France	5.8
China/Hong Kong	4.4
Canada	4.4
14 Countries Less Than 4.4%	21.0
Cash and Other Assets	3.2

TOP TEN HOLDINGS

Company Name	% of Net Assets
Royal Dutch Shell, PLC, ADR	4.2
BHP Billiton, Ltd.	3.6
Nestle SA	3.2
British American Tobacco, PLC	3.1
GlaxoSmithKline, PLC, ADR	2.9
Diageo, PLC, ADR	2.9
Centrica, PLC	2.9
Pearson, PLC, ADR	2.7
Honda Motor Co., Ltd.	2.5
Reckitt Benckiser Group, PLC	2.5
Total	30.6

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$20.3
Number of Holdings:	61
Wtd. Avg. Market Cap (Billions):	$61.6
Median Market Cap (Billions):	$28.0
Turnover Rate:	8.3 %

Sit Developing Markets Growth Fund

As of December 31, 2012

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	**5.50**	**11.08**	**1.22**	**-4.19**	**13.02**	**4.93**
MSCI Emerging Markets Index	5.24	15.15	2.17	-3.26	13.71	4.36

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
Developing Markets Growth	**45.96**	**16.54**	**33.77**	**31.59**	**40.72**	**-55.26**	**73.97**	**14.53**	**-18.48**	**11.08**
MSCI Emerging Markets Index	51.59	22.45	30.32	29.18	36.48	-54.48	74.50	16.36	-20.41	15.15

PORTFOLIO SECTOR ALLOCATION (%)

Finance	15.1
Energy Minerals	12.2
Non-Energy Minerals	11.0
Consumer Non-Durables	10.6
Electronic Technology	10.6
Communications	8.0
Consumer Services	7.5
Producer Manufacturing	6.4
Sectors Less Than 6.0%	16.8
Cash and Other Net Assets	1.8

PORTFOLIO COUNTRY ALLOCATION (%)

China/Hong Kong	22.8
Brazil	21.2
South Korea	15.1
South Africa	7.6
Australia	4.9
Taiwan	4.3
Mexico	3.8
Thailand	2.9
10 Countries Less Than 2.9%	15.6
Cash and Other Assets	1.8

TOP TEN HOLDINGS

Company Name	% of Net Assets
Samsung Electronics Co., Ltd.	6.1
Cia de Bebidas das Americas, ADR	4.2
BHP Billiton, Ltd., ADR	3.6
CNOOC, Ltd., ADR	3.1
Vale SA, ADR	3.0
Banco Bradesco SA	2.9
Shinhan Financial Group Co., Ltd.	2.6
Belle International Holdings, Ltd.	2.5
Bangkok Bank PCL	2.4
Petrobras	2.3
Total	32.6

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$12.1
Number of Holdings:	56
Wtd. Avg. Market Cap (Billions):	$44.5
Median Market Cap (Billions):	$18.4
Turnover Rate:	4.0 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 22 years
Raymond E. Sit, 20 years

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	2.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI Emerging Markets Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit Investment Associates
Sit Mutual Funds
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402

In this issue,

Sit Quality Income Fund • Investment Outlook and Strategy Summary • Tax Information • Retirement Plan Contribution Limits • 2012 Year End Distributions • 2012 Fund Performance • Fourth Quarter Fund Data • 2013 Investment Seminars

2013 Investment Seminars

You and a guest are invited to attend any or all of the investment seminars offered this year. Seminars will be held at both locations on the scheduled dates found below. **A reservation is required.** To reserve a place at the seminar(s), send an email to spb@sitinvest.com or call Steve Benjamin at 612-359-2554,

Breakfast will be served at the morning seminars and lunch at the mid-day sessions.

Morning: 7:30 - 8:30 a.m., Edina Country Club
5100 Wooddale Avenue
Edina, Minnesota 55424

Midday: Noon - 1:00 p.m., Sit Mutual Funds Offices
3300 IDS Center, 80 S. 8th Street
Minneapolis, Minnesota 55402

February 25th (downtown only); 26th (both locations); February 27th and 28th (downtown only)

Obamacare in Plain English
The Patient Protection and Affordable Care Act, otherwise known as Obamacare, was upheld by the Supreme Court in the summer of 2012. Attend this seminar to learn the fundamentals of this law, how it will impact you and how the health care landscape in America will change.

March 12th (both locations); March 13th (downtown only)

Being a Wise Investor in a Scam-Filled World
How could so many people be defrauded by Bernie Madoff? And for so long? Attend this seminar to learn how some recent schemes worked, what to watch out for and how to protect and invest your money intelligently in challenging times.

April 29th (downtown only); April 30th (both locations); May 2nd and 7th (downtown only)

Trusts, Beneficiary Designations and Estate Planning Fundamentals
The world of trusts, beneficiaries and estate planning is complex. For those willing to learn some rules, however, opportunities are available that can save you money and bring peace of mind. Attend this seminar to understand the basics of this often-neglected part of the financial world.